UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

JSC "FGC UES"
(Name of Subject Company)

«Federal Grid Company of Unified Energy System»
(Translation of Subject Company's Name into English (if applicable))

Russian Federation
(Jurisdiction of Subject Company's Incorporation or Organization)

JSC "FGC UES"
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Toshenko Vladimir Valerievich
117630, ul. Akademika Chelomeya, 5A, Moscow, Russian Federation
+7 (495) 7109333, ext.2265
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 19, 2009
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A.	English translation of the Notification to shareholders of JSC FGC UES on the possibility for shareholders of Open joint stock company Federal Grid Company of the Unified Energy System to exercise the pre-emptive right to acquire additional shares of Open joint stock company Federal Grid Company of the Unified Energy System, dated December 31, 2008, disseminated to the shareholders of JSC FGC UES

(b) Not applicable.

Item 2. Informational Legends
A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Notification to shareholders of JSC FGC UES distributed to U.S. shareholders of JSC FGC UES.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

No other materials have been made publicly available or disseminated to shareholders in connection with the pre-emptive offer pursuant to Russian jurisdictional requirements.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "Commission"), JSC FGC UES is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. JSC FGC UES will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rappoport Andrey Natanovich, Chief Executive Officer

January 19, 2009

Attachment A

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

****

NOTIFICATION

on the possibility for shareholders of Open joint stock company Federal Grid Company of the Unified Energy System to exercise the pre-emptive right to acquire additional shares of Open joint stock company Federal Grid Company of the Unified Energy System (hereinafter referred to as "Notification")

Open joint stock company Federal Grid Company of the Unified Energy System (hereinafter referred to as "the Issuer", "the Company", "JSC FGC UES") located at the address: 5a, Akademika Chelomeya street, Moscow, Russian Federation, 117630, notifies its shareholders that on December 25, 2008 the Federal Service for Financial Markets of the Russian Federation registered the additional issue and prospectus for issue of ordinary registered uncertificated shares of JSC FGC UES being placed through an open subscription.

The additional issue of ordinary registered uncertificated shares (hereinafter referred to as "the shares") was registered under the state registration number 1-01-65018-D-101D; number of shares in the additional issue: 146,500,000,000 (one hundred forty six billion five hundred million) shares; nominal value of each share: RUR 0.5 (fifty kopeks).

In accordance with articles 40, 41 of the Federal law No 208-FZ "On joint stock companies" shareholders of the Company have a pre-emptive right to acquire additional shares offered in an open subscription in the amount proportional to the number of ordinary shares of JSC FGC UES owned by them.

List of persons with the pre-emptive right to acquire the shares has been compiled on the basis of the Company's shareholders register as of October 30, 2008.

1. Offering price of the shares:

Offering price of the shares for persons with the pre-emptive right to acquire the shares is RUR 0.5 (fifty kopeks) as determined by the Board of Directors of the Issuer (Minutes No 74 dated December 25, 2008).

The Issuer shall disclose the information about the offering price in the news bulletin of the information agency "Interfax" and on its web-site www.fsk-ees.ru not later than 1 day prior to the offering commencement date.

2. The procedure of determining the number of shares that can be acquired by each person with the pre-emptive right :

The maximum number of shares that may be purchased by any person exercising its pre-emptive right is proportional to the number of ordinary shares of the Issuer that such person holds as of October 30, 2008 (the date of the Resolution of the Issuer's Board of Directors which is the basis for the additional share offering) and shall be determined in accordance with the following formula:

$K=S*(146,500,000,000 / 1,153,514,196,362)$, where

K – the maximum number of shares that may be purchased by any person exercising its pre-emptive right;

S – the number of ordinary shares of the Issuer owned by a person having the pre-emptive right to purchase the shares as of October 30, 2008 (the date of the Resolution of the Issuer's Board of Directors which is the basis for the additional share offering);

146,500,000,000 – the number of shares offered;

1,153,514,196,362 – the number of outstanding ordinary registered shares of the Issuer offered as of October 30, 2008 (the date of the Resolution of the Issuer's Board of Directors which is the basis for the additional share offering).

In case if a shareholder with the pre-emptive right to purchase the shares indicated in its application the number of shares less than the number of shares it has paid for in accordance with the document confirming the payment for the shares, the Issuer shall accept the application in relation to the number of shares indicated in the such application. In doing so the Issuer shall returns to a shareholder a cash amount equal to the price of the shares paid by the shareholder in excess of the number of shares indicated in the application.

If a shareholder with the pre-emptive right to purchase the shares indicated in its application the number of shares exceeding the number of shares it has paid for in accordance with the document confirming the payment for the shares , it is considered that such shareholder has exercised its pre-emptive right in relation to the shares it has paid for.

If the number of shares indicated in the application exceeds the number of shares that a person with the pre-emptive right is entitled to purchase, the application shall be accepted in relation to the maximum number of shares that can be purchased by such person subject to compliance with all other requirements applicable thereto based on the number of shares it holds and in accordance with the procedure described above.

If the application is acceptable, the Issuer shall deliver a transfer order to its registrar in order to transfer the shares to a securities account of such person (a nominee holder holding the Issuer's shares to the benefit of such person).

A share purchase agreement being entered into by the Issuer and shareholders with the pre-emptive rights pursuant to the terms of the share offering is considered as executed as of the date when the Issuer receives the application from a shareholder with the pre-emptive right enclosed with the documents confirming payment for the shares. Upon request of a potential purchaser of the shares, a share purchase agreement may be executed in a written form at the following address: 5a, Akademika Chelomeya street, Moscow.

Transfer of the shares to the shareholder's securities account in the shareholders register of the Issuer in respect of the shares purchased as a result of exercising by a shareholder its pre-emptive right to acquire the shares may only be made subject to the full payment of the shares purchased and not later than the offering completion date.

3. The procedure for submission of applications by persons having pre-emptive right to purchase the shares:

In order to purchase the shares offered , persons with the pre-emptive right to purchase the shares, should submit applications for the shares being purchased (hereinafter referred to as "the Application") along with the documents confirming payment for the shares.

The Application should contain the following information:

- heading: "Application for acquisition the shares in an Open Joint Stock Company Federal Grid Company of Unified Energy System through the pre-emptive right exercise ";
- full company name / family name, first and middle names of a person having the pre-emptive right to purchase the shares;
- taxpayer identification number of a person having the pre-emptive right to purchase the shares (if any);
- place of residence (location) of a person having the pre-emptive right to purchase the shares;
- for individuals – passport details (date and place of birth; series, number and date of passport issue, name of issuing authority);
- for legal entities – information about registration of a legal entity (including for Russian legal entities – information about the state registration / entering into the Unified State Register of legal entities (date, registering authority, number of the respective certificate));
- number of shares to be purchased;
- information about the terms of payment for the shares offered (monetary or non-monetary); and in case of non-monetary payment for the shares – the list and description of non-monetary assets transferred to the Issuer as payment for the shares;
- number of the securities account in the shareholders register of the Issuer for purposes of the share transfer. If the shares should be transferred to the account of a nominee holder, which has a securities account opened with the shareholders register of the Issuer – full company name of a depository, information about the state registration of such a depository (the main state registration number, name of the state registration authority, date of the state registration and date of the entry made in the Unified State register of legal entities in respect of the depository), number of depo account of potential buyers of the shares, number and date of a depository agreement entered into by and between a depository and a potential buyer of the shares (in respect of the shares);
- details of a bank account of a potential buyer of the shares for purposes of cash amounts returns;
- contact information (mailing address and fax toll number) for purpose of notification of a shareholder on the results of submission of its Application;
- indication of the document attached to the Application to confirm the payment for the shares made by a person with the pre-emptive right to purchase the shares.

Recommended Application form shall be published by the Issuer on its web-site www.fsk-ees.ru not later than the date of publishing the Notification.

The Application should be signed by a person having the pre-emptive right to purchase the shares (or by its authorized representative with the attached original or notarized copy of a properly executed power of attorney or other document confirming the authorities of the representative) and in case of a legal entity must contain a corporate seal (if any).Persons exercising their pre-emptive rights to acquire the shares shall be liable for the accuracy of the information contained in the Application and the conformity thereof to the details contained in the shareholder register of the Issuer.

The Application should be received by the Issuer within the pre-emptive right exercise period .

A person with the pre-emptive right to purchase the shares or its authorized representative should submit the Application to the Issuer in person with providing the original or notarized copy of a properly executed power of attorney or other document confirming the authorities of the representative; or mail the Application to the Issuer.

Applications can be submitted on any business day from 10 AM to 6 PM (Moscow time) during the pre-emptive right exercise period at the following address: 34, building 8, Bolshaya Pochtovaya street, Moscow 105082, JSC Central Moscow Depository.

In the event that:

▪ the Application does not comply with the requirements of the legislation of the Russian Federation, paragraph 8.5. of the Decision on the additional share issue, paragraph 9.3. of the Prospectus of securities issue;

▪ the Application does not enable to identify a person on whose behalf the Application was submitted, as the person having the pre-emptive right to purchase the shares;

▪ the Application signed by the representative of the person with pre-emptive right is not accompanied with the original or duly notarized copy of the power of attorney or another document confirming the powers of such representative;

▪ the Application is not accompanied with the document confirming the payment for the shares;

▪ the Application is received by the Issuer upon the expiration of the pre-emptive right exercise period;

The Issuer shall send the person having submitted the Application a notice stating the impossibility to exercise its pre-emptive right to acquire the shares on the terms set forth in the Application and indicating the reasons why such exercise is impossible, within three (3) days from the receipt of the Application..

If the Application is not acceptable the Issuer shall notify its shareholders about it in a form indicated in the Application or in one of the following ways:

- by telephone;

- by fax;

- by registered mail.

Such notification shall contain an indication on the possibility of resubmission of the Application within the pre-emptive right exercise period. In case if the Application for acquisition the shares through the pre-emptive right is not accepted by the Issuer, the Issuer shall return cash paid / property transferred by the shareholder in accordance with the documents confirming the payment made by the shareholder for the shares offered.

4. The period when Applications should be delivered to the Company:

The Issuer should receive the Application within the pre-emptive right exercise period – prior to April 1, 2009.

5. Procedure and terms of payment for the shares for persons exercising their pre-emptive right:

The shares can be paid with monetary funds.

Terms and procedure for payment for the securities:

Payment for the shares can be made in moneys by wire transfer in the currency of the Russian Federation.

Due date:

Shares purchased as a result of the pre-emptive right exercise shall be paid for simultaneously upon submission of the Application for acquisition the shares.

Share can not be paid for with cash .

Payment for the shares can be made in moneys by wire transfer.

Non-cash settlements: settlements by payment orders.

Information about financial institution:

Full name of financial institution: Joint stock commercial Savings bank of the Russian Federation (Open joint stock company), Lefortovskoye branch No 6901 of Sberbank of Russia in the city of Moscow.

Abbreviated name: Sberbank of Russia JSC Lefortovskoye OSB No 6901 in the city of Moscow.

Location: 14, Entuziastov shosse, Moscow

Settlement account No 40702810138120116293

BIC 044525225

Correspondent account 30101810400000000225

The shares can be paid with non- monetary assets ***List of assets:***

1. Electric network facilities related to the Unified national (all-Russian) electric network.

2. Shares in an open joint stock company "Designing and surveying and scientific research institute of designing energy systems and electric grids "Energosetkomplekt" (Moscow).

Securities of the additional issue are offered provided that they are paid for in full.

The shares can be paid either with monetary funds or non-monetary assets. The shares can be paid using any options of payment, one of them or a combination of the options at the buyer's discretion as provided by the Decision on additional share issue and the Prospectus subject to compliance with the requirements applicable to each option and stipulated therein.

Decision on additional share issue and Prospectus for securities issue are available on the web-site of JSC FGC UES at: http://www.fsk-ees.ru.

Any interested party can review these documents and obtain copies thereof at a charge not exceeding the expenses for making a copy within 7 (seven) days from the date of submission the relevant request at the address: 5a, Akademika Chelomeya street, Moscow, Russian Federation, 117630.Company's shareholders can apply with any issues related to the exercise of pre-emptive rights procedure to the corporate governance department of JSC FGC UES located at the address: 5a, Akademika Chelomeya street, Moscow, Russian Federation, 117630, tel.: (495) 710-90-28, e-mail address: verstakova-op@fsk-ees.ru

END